UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

12265 El Camino Real, Suite 350

San Diego, CA 92130

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

INFORMATION CONTAINED WITHIN THIS REPORT ON FORM 6-K	i
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	1
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	26
EXHIBITS	35
SIGNATURES	36

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 13, 2022, Connect Biopharma Holdings Limited (the “Company”) reported the Company’s financial results for the six-month period ended June 30, 2022. This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration No. 333-264340) and Form S-8 (Registration Nos. 333-254524 and 333-266006) of the Company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Notwithstanding the foregoing, the information set forth in the attached Exhibit 99.1 shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, whether made before or after the date hereof, except as expressly provided by specific reference in such a filing. The furnishing of the attached exhibits is not an admission as to the materiality of any information therein. The information contained in the exhibits may comprise summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that the Company has made and may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC, through press releases, by updating its website or through other public disclosures.

i

CONNECT BIOPHARMA HOLDINGS LIMITED

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Loss

		For Six Months Ended June 30,
	Notes	2021	2022	2022
		RMB’000	RMB’000	USD’000
				Note 2

Research and development expenses	5	(217,806)	(340,775)	(50,776)
Administrative expenses	5	(47,965)	(71,830)	(10,703)
Other income	7	5,041	1,584	236
Other (losses)/gains - net	8	(7,640)	9,241	1,378

Operating loss		(268,370)	(401,780)	(59,865)

Finance income		180	1,294	193
Finance cost		(22)	(58)	(9)

Finance income - net		158	1,236	184

Fair value loss of financial instruments with preferred rights	20	(674,269)	-	-

Loss before income tax		(942,481)	(400,544)	(59,681)
Income tax expense	9	-	(737)	(110)

Loss		(942,481)	(401,281)	(59,791)

Loss attributable to：
Owners of the Company		(942,481)	(401,281)	(59,791)

Loss per share
		RMB	RMB	USD
Basic and diluted	10	(20.1)	(7.3)	(1.1)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

		For Six Months Ended June 30,
		2021	2022	2022
	Notes	RMB’000	RMB’000	USD’000
				Note 2

Loss		(942,481)	(401,281)	(59,791)

Other comprehensive (loss)/income

Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		5,523	(74,273)	(11,067)
Changes in the fair value of debt instruments at fair value through other comprehensive income	13	-	(1,311)	(195)
Items that will not be reclassified to profit or loss
Exchange differences on translation of foreign operations		(21,846)	142,630	21,252

Other comprehensive (loss)/income, net of tax		(16,323)	67,046	9,990

Total comprehensive loss		(958,804)	(334,235)	(49,801)

Total comprehensive loss attributable to:
Owners of the Company		(958,804)	(334,235)	(49,801)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Balance Sheets

		December 31,	June 30,	June 30,
	Notes	2021	2022	2022
		RMB’000	RMB’000	USD’000
				Note 2
ASSETS
Non-current assets
Property, plant and equipment	11	59,337	66,700	9,938
Right-of-use assets	12	22,821	25,354	3,778
Intangible assets		560	529	79
Investments:
Financial assets at fair value through other comprehensive income	3, 13	-	149,681	22,303
Other non-current assets	14	18,806	5,606	835
Total non-current assets		101,524	247,870	36,933

Current assets
Cash and cash equivalents	16	1,706,880	948,765	141,366
Other receivable and prepayments	15	47,255	47,832	7,127
Investments:
Financial assets at fair value through other comprehensive income	3, 13	-	330,673	49,270

Total current assets		1,754,135	1,327,270	197,763
Total assets		1,855,659	1,575,140	234,696

LIABILITIES
Non-current liabilities
Lease liabilities	12	163	2,248	335
Deferred income		5,000	4,816	718
Total non-current liabilities		5,163	7,064	1,053

Current liabilities
Lease liabilities	12	630	1,518	226
Trade payables		81,195	101,627	15,142
Other payables and accruals	19	32,840	35,441	5,281
Total current liabilities		114,665	138,586	20,649
Total liabilities		119,828	145,650	21,702
Net assets		1,735,831	1,429,490	212,994

SHAREHOLDERS’ EQUITY
Share capital	17	66	66	10
Share premium	17	4,094,434	4,094,434	610,072
Treasury shares		(1,164)	(1,164)	(173)
Share-based compensation reserve		61,904	89,798	13,380
Other reserves		(41,244)	25,802	3,843
Accumulated losses		(2,378,165)	(2,779,446)	(414,138)
Total shareholders’ equity		1,735,831	1,429,490	212,994

Total liabilities and shareholders’ equity		1,855,659	1,575,140	234,696

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity

	Notes	Share capital	Share premium	Treasury shares	Share-based compensation reserves	Other reserves	Accumulated losses	Total shareholders’ (deficit)/equity

		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at December 31, 2020		24	41,466	(3)	6,602	(1,693)	(1,071,341)	(1,024,945)

Comprehensive loss for the six months ended June 30, 2021
Loss for the six months ended June 30, 2021		-	-	-	-	-	(942,481)	(942,481)
Exchange differences		-	-	-	-	(16,323)	-	(16,323)

		-	-	-	-	(16,323)	(942,481)	(958,804)

Transactions with owners
Issuance of ordinary shares-net of issuance costs		14	1,305,818	-	-	-	-	1,305,832
Conversion from preferred shares to ordinary shares		28	2,743,597	-	-	-	-	2,743,625
Repurchase of ordinary shares		-	-	-	-	(2,513)	-	(2,513)
Issuance of shares to co-founders	18	-	1,417	-	(1,417)	-	-	-
Share-based compensation	18	-	-	-	19,423	-	-	19,423

		42	4,050,832	-	18,006	(2,513)	-	4,066,367

Balance at June 30, 2021		66	4,092,298	(3)	24,608	(20,529)	(2,013,822)	2,082,618

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity

	Notes	Share capital	Share premium	Treasury shares	Share-based compensation reserves	Other reserves	Accumulated losses	Total shareholders’ equity

		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at December 31, 2021		66	4,094,434	(1,164)	61,904	(41,244)	(2,378,165)	1,735,831

Comprehensive loss for the six months ended June 30, 2022
Loss for the six months ended June 30, 2022		-	-	-	-	-	(401,281)	(401,281)
Unrealized losses from investments		-	-	-	-	(1,311)	-	(1,311)
Exchange differences		-	-	-	-	68,357	-	68,357

		-	-	-	-	67,046	(401,281)	(334,235)

Transactions with owners
Shares surrendered and cancelled	17, 23	-	-	-	-	-	-	-
Share-based compensation	18	-	-	-	27,894	-	-	27,894

		-	-	-	27,894	-	-	27,894

Balance at June 30, 2022		66	4,094,434	(1,164)	89,798	25,802	(2,779,446)	1,429,490

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Cash Flows

		For the Six Months Ended June 30,
	Notes	2021	2022	2022
		RMB’000	RMB’000	USD’000
				Note 2

Cash flows from operating activities
Cash used in operations	21	(252,936)	(342,663)	(51,057)
Interest received		180	206	31

Net cash used in operating activities		(252,756)	(342,457)	(51,026)

Cash flows from investing activities
Purchase of property, plant and equipment		(23,477)	(11,283)	(1,681)
Purchase of financial assets at fair value through profit or loss		(42,500)	(41,000)	(6,109)
Purchase of financial assets at fair value through other comprehensive income		-	(481,029)	(71,548)
Proceeds from disposal of financial assets at fair value through profit or loss		55,706	41,981	6,130
Payment in relation to right-of-use assets		(22,284)	-	-

Net cash used in investing activities		(32,555)	(491,331)	(73,208)

Cash flows from financing activities
Proceeds from exercise of options		-	758	113
Proceeds from issuance of ordinary shares	1	1,431,775	-	-
Payment in relation to listing expenses		(111,440)	-	-
Payment for lease liabilities		(480)	(530)	(79)
Payment in relation to share repurchase		(2,513)	-	-

Net cash generated from financing activities		1,317,342	228	34

Net increase / (decrease) in cash and cash equivalents		1,032,031	(833,560)	(124,200)
Cash and cash equivalents at the beginning of the six months ended		1,010,076	1,706,880	254,325
Effects of exchange rate changes on cash and cash equivalents		(17,061)	75,445	11,241

Cash and cash equivalents at end of the six months ended		2,025,046	948,765	141,366

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1.
General Information and Basis of Presentation

1.1 General Information

Connect Biopharma Holdings Limited (the “Company”) was incorporated on November 23, 2015 in the Cayman Islands as an exempted company with limited liability. The address of the Company’s registered office is P.O. Box 613, Harbour Centre, George Town, Grand Cayman KY1-1107, Cayman Islands. The Company completed its initial public offering (“IPO”) on March 23, 2021 and the Company’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Global Market (“Nasdaq”) since then. Each ADS of the Company represents one ordinary share, par value USD 0.000174 per share.

The Company and its subsidiaries (collectively, the “Group”) is a clinical-stage company focused on the discovery and development of next-generation immune modulators for the treatment of serious autoimmune diseases and inflammation. The Group has leveraged its expertise in the biology of T cell modulation to build a portfolio of drug candidates consisting of small molecules and antibodies targeting critical pathways of inflammation. The Group currently carries out both global and region-specific clinical trials on its product candidates.

Connect Biopharma HongKong Limited (“Connect HK”) is a direct wholly owned subsidiary of the Company and the Group carries out its business through Connect HK’s wholly owned subsidiaries: Suzhou Connect Biopharma Co., Ltd. (“Connect SZ”), Connect Biopharm LLC (“Connect US”) and Connect Biopharma Australia PTY LTD (“Connect AU”).

1.2 Basis of Presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). Accordingly, they do not include all of the information and footnotes required by IFRS for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted.

The unaudited interim condensed consolidated financial statements include adjustments of a normal recurring nature, as necessary, for the fair statement of the Company’s financial position as of June 30, 2022, and results of operations and cash flows for the six months ended June 30, 2021 and 2022. The consolidated balance sheet as of December 31, 2021 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by IFRS. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with audited consolidated financial statements and related footnotes for the years ended December 31, 2020, and 2021 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021. The accounting policies, other than the adoption of new or amended standards as described in Note 2, applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2022 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The unaudited interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2022 were authorized for issue by the Company’s board of directors (the “Board”) on September 13, 2022.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1.
General Information and Basis of Presentation (continued)

Liquidity

Since inception, the Group has incurred accumulated losses of RMB 2.8 billion. For the six months ended June 30, 2022, the Group had net operating loss of RMB 401.3 million (USD 59.8 million) and net operating cash outflow of RMB 342.5 million (USD 51.0 million). The principal sources of funding have historically been continuous cash contributions from equity holders. The cumulative contributions up through June 30, 2022 have been approximately RMB 2,835 million, among which included approximately RMB 1,431.8 million (USD 221.6 million, or USD 219.9 million based on the exchange rate as of the date of the IPO) of proceeds from issuance of ordinary shares in connection with the IPO. As of June 30, 2022, the Group had net assets of RMB 1,429.5 million (USD 213.0 million), including cash, cash equivalents, and short-term investments of RMB 1,279.4 million (USD 190.6 million) and long-term investments of RMB 149.7 (USD 22.3 million). Taking this into consideration, the Group believes it will have sufficient available financial resources to meet its obligations and working capital requirements in the next twelve months from the date of issuance of these financial statements. Accordingly, the Group considers that it is appropriate to prepare the consolidated financial information on a going concern basis.

Impact of COVID-19

As the COVID-19 pandemic continues its impact throughout the world, the healthcare systems of the various countries in which the Group is conducting ongoing clinical trials of CBP-201 and CBP-307 have and may continue to experience significant disruption. The Group will continue to monitor and assess the impact of the ongoing development of the pandemic on the Group’s clinical trials and for any impact to its financial position and operating results.

2.
Summary of Significant Accounting Policies

The accounting policies and method of computation used in the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the audited consolidated financial statements for the preceding fiscal years included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

Convenience Translation

Translations of the unaudited interim condensed consolidated balance sheet, the unaudited interim condensed consolidated statement of loss, unaudited interim condensed consolidated statement of comprehensive loss and unaudited interim condensed consolidated statement of cash flows from RMB into USD as of and for the six months ended June 30, 2022 are solely for the convenience of the readers and calculated at the rate of USD 1.00 = RMB 6.7114, representing the exchange rate as of June 30, 2022 set forth in the China Foreign Exchange Trade System. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate as of that or any other date.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

2.
Summary of Significant Accounting Policies (continued)

New and amended standards and interpretations adopted by the Group

Effective for annual periods beginning on or after

Amendments to IFRS 3, IAS 16, IAS 37, and some annual improvements on IFRS 1, IFRS 9, IAS 41 and IFRS 16*	General Improvements	January 1, 2022

* There was no significant impact to the consolidated financial statements from adoption.

New and amended standards and interpretations not yet adopted by the Group

Effective for annual periods beginning on or after

Amendments to IAS 1*	Classification of Liabilities as Current or Non-Current	January 1, 2023
Amendments to IAS 8*	Guidance on Application of Accounting Policies, Changes in Accounting Estimates and Errors	January 1, 2023
Amendments to IAS 12*	Comprehensive Balance Sheet Method for Accounting of Income Taxes	January 1, 2023

* The Company does not expect the adoption of these standards to have a material impact in the consolidated financial statements.

3. Fair Value Estimation

The table below analyzes the Group’s financial instruments carried at fair value as of December 31, 2021 and June 30, 2022 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

(i)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).
(ii)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).
(iii)	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

As of December 31, 2021, the Group did not have any financial instruments measured at fair value.

As of June 30, 2022	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at fair value through other comprehensive income (current)	163,450	167,223	-	330,673
Financial assets at fair value through other comprehensive income (non-current)	57,298	92,383	-	149,681
Total assets	220,748	259,606	-	480,354

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

3. Fair Value Estimation (continued)

There were no transfers between Levels 1, 2 and 3 during the periods.

Financial instruments in Level 1

The fair value of financial instruments identified as Level 1 are supported by quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

Financial instruments in Level 2

The fair value of financial instruments identified as Level 2 is determined by the use of valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific measures. For these financial instruments, all significant inputs required as inputs to fair value are observable.

Financial instruments in Level 3

If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3. Level 3 instruments within the Group’s assets and liabilities include short-term investment in wealth management products measured at fair value through profit or loss and financial instruments with preferred rights.

Specific valuation techniques used to value financial instruments include:

•
Quoted market prices or dealer quotes for similar instruments;
•
Comparison of accreted purchase price at trade date to face value at maturity and comparison to prices of subsequent similar transactions;
•
A combination of observable and unobservable inputs, including expected rate of return, risk-free rate, expected volatility, discount rate for lack of marketability (“DLOM”), bond terms and conditions, current performance data, etc.

The following table presents the changes in Level 1 and 2 instruments of short-term and long-term investments for the six months ended June 30, 2021 and 2022.

	Six Months Ended June 30,
	2021	2022
	RMB’000	RMB’000
Financial assets at fair value through other comprehensive income
Opening balance	-	-
Additions	-	481,029
Settlements	-	-
Accrued interest (net of coupon interest received)	-	109
Discount Accreted	-	527
Change in fair value debited to other comprehensive income / (loss)*	-	(1,311)
Closing balance	-	480,354

*includes unrealised gains / (losses) recognized in other comprehensive income attributable to balances held at the end of the reporting period

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

3. Fair Value Estimation (continued)

The following table presents the changes in Level 3 instruments of short-term investment in wealth management products for the six months ended June 30, 2021 and 2022.

The valuation of financial instruments with preferred rights is set out in Note 20.

	Six Months Ended June 30,
	2021	2022
	RMB’000	RMB’000
Financial assets at fair value through profit or loss
Opening balance	13,068	-
Additions	42,500	41,000
Settlements	(55,706)	(41,140)
Investment income credited to profit or loss*	138	140
Closing balance	-	-

*includes investment income recognized in profit and loss during the reporting period

The carrying amounts of the Group’s other financial assets and liabilities, including cash and cash equivalents, other receivables, trade payable and other payables, approximate their fair values.

4.
Critical Accounting Estimates and Judgments

The preparation of the interim condensed consolidated financial statements requires the use of accounting estimates which, by definition, may not equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

In preparing the interim condensed consolidated financial statements, the nature of significant judgments made by management in applying accounting policies and the key sources of estimation uncertainty were consistent with those described in the audited consolidated financial statements for the preceding fiscal years included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

5.
Expenses by Nature

	Six Months Ended June 30,
	2021	2022
	RMB’000	RMB’000
Clinical trials related expenses	182,545	282,740
Employee benefit expenses (Note 6)	40,635	79,850
Professional service fees	20,917	20,047
Office expenses	2,821	4,590
R&D materials and consumable supplies	6,602	4,739
Depreciation and amortization	1,432	3,258
Insurance	6,682	8,698
Recruitment and training	3,403	5,220
Others	734	3,463
	265,771	412,605

6. Employee Benefit Expenses

	Six Months Ended June 30,
	2021	2022
	RMB’000	RMB’000
Wages, salaries and bonuses	17,998	44,678
Share-based compensation expenses (Note 18)	19,423	27,894
Welfare expenses	2,641	6,388
Housing funds	573	890
	40,635	79,850

Employee benefit expenses were charged in the following line items in the interim condensed consolidated statements of loss:

	Six Months Ended June 30,
	2021	2022
	RMB’000	RMB’000
Research and development expenses	22,999	45,492
Administrative expenses	17,636	34,358
	40,635	79,850

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

7. Other Income

	Six Months Ended June 30,
	2021	2022
	RMB’000	RMB’000
Government grants	5,041	1,584
	5,041	1,584

Government grants are cash incentives received related to specific operating expenses incurred. During the six months ended June 30, 2022, the Group received a government subsidy from a Chinese local government for research and development spending totaling RMB 1.3 million (USD 0.2 million). During the six months ended June 30, 2021, the Group received a one-time award of RMB 5.0 million (USD 0.8 million) from a Chinese local government for the Company’s successful IPO listing.

8. Other (Losses)/Gains – Net

	Six Months Ended June 30,
	2021	2022
	RMB’000	RMB’000
Net foreign exchange (losses)/gains	(741)	7,762
Investment income from investments at fair value through profit and loss and wealth management products	138	526
Other (loss) / gain (i)	(7,037)	953
	(7,640)	9,241

(i)
The Group incurred a loss of RMB 7.0 million (USD 1.1 million) due to a phishing scam experienced in May 2021 which resulted in the Company remitting such amount to an account set up by the phishers rather than to one of the Company’s vendors. No loss of company data nor any loss or compromise of third-party information has been discovered. The Company filed an insurance claim and during the six months ended June 30, 2022, recovered RMB 1.0 million (USD 0.1 million) from its cyber insurance provider.

9. Income Tax

Income tax expense is recognized based on the income tax rates in the following main tax jurisdictions where the Group operated for the six months ended June 30, 2021 and 2022. We are incorporated in the Cayman Islands with subsidiaries in Hong Kong, China (PRC), Australia and the United States and are exempt from income tax in the Cayman Islands.

For the six months ended June 30, 2022, the Group’s income tax expense of RMB 0.7 million (USD 0.1 million) is due primarily to income tax expense for Connect US. Connect US is treated for income tax purposes as a service provider for Connect HK and earns service fee income on a cost-plus basis. The Group did not have taxable income during the same period ended in 2021.

As of June 30, 2022, the Group did not have any significant unrecognized uncertain tax positions.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

10.
Loss Per Share

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares outstanding. Basic and diluted losses per share reflecting the effect of the issuance of ordinary shares by the Company are presented as follows:

	Six Months Ended June 30,
	2021	2022
	RMB’000	RMB’000
Loss attributable to owners of the Company (RMB’000)	(942,481)	(401,281)
Weighted average number of ordinary shares outstanding	46,935,542	55,064,947
Basic loss per share (RMB)	(20.1)	(7.3)

Share options and preferred shares are considered as potential dilutive shares throughout the reporting periods. However, since the Group had incurred losses for six months ended June 30, 2021 and 2022, the potential dilutive shares, if converted, were excluded in the computation of diluted earnings per share as their impact would be anti-dilutive. Thus, diluted loss per share is equivalent to the basic loss per share.

11. Property, Plant and Equipment

	Laboratory equipment	Leasehold improvements	Office equipment, furniture and others	Assets under construction	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2021
Cost	35,878	4,703	993	23,578	65,152
Accumulated depreciation	(3,602)	(1,621)	(592)	-	(5,815)
Net book value	32,276	3,082	401	23,578	59,337

Six months ended June 30, 2022
Opening net book value	32,276	3,082	401	23,578	59,337
Exchange difference	-	-	10	-	10
Additions	252	-	724	8,695	9,671
Transfers	-	-	-	-	-
Depreciation	(1,631)	(450)	(228)	-	(2,309)
Disposal	(4)	-	(5)	-	(9)
Closing net book value	30,893	2,632	902	32,273	66,700

As of June 30, 2022
Cost	36,126	4,703	1,722	32,273	74,824
Accumulated depreciation	(5,233)	(2,071)	(820)	-	(8,124)
Net book value	30,893	2,632	902	32,273	66,700

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

12. Lease

Amounts recognized in the condensed consolidated balance sheets are as follows:

(i)
Right-of-use assets

During the six months ended June 30, 2022, the Group entered into an office lease in San Diego for facilities being used as the Group’s executive headquarters and office for U.S. employees.

(ii)
Lease liabilities

	Land use rights	Office rental	Total
	RMB’000	RMB’000	RMB’000
Opening net book amount-as of January 1, 2022	21,987	834	22,821
Additions	-	3,451	3,451
Depreciation	(222)	(696)	(918)
Closing net book amount-as of June 30, 2022	21,765	3,589	25,354

As of June 30, 2022
Cost	22,284	6,058	28,342
Accumulated depreciation	(519)	(2,469)	(2,988)
Net book value	21,765	3,589	25,354

Amounts recognized in the interim condensed consolidated statements of loss in addition to depreciation were as follows:

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
Non-current	163	2,248
Current	630	1,518
	793	3,766

	Six Months Ended June 30,
	2021	2022
	RMB’000	RMB’000
Interest expense	22	57
Expense relating to short-term leases	17	-
Expense relating to leases of low-value assets that are not shown above as short-term leases	15	-

The total cash outflow for leases for the six months ended June 30, 2021 and 2022 was RMB 0.5 million and RMB 0.5 million, respectively.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

13. Financial Assets at Fair Value Through Comprehensive Income

Financial assets at fair value through other comprehensive income (FVOCI) comprise of debt securities where the contractual cash flows are solely principal and interest and the objective of the Group’s business model is achieved by collecting contractual cash flows and selling financial assets. Debt investments at FVOCI comprise the following investments in listed and unlisted bonds:

Unlisted debt securities comprise of investments in commercial paper of financial institutions. On disposal of debt investments, any related balance within the FVOCI reserve is reclassified to other gains/(losses) within profit or loss. There were no disposals of debt investments during the six months ended June 30, 2022.

June 30,
2022
RMB’000
Non-current assets
U.S. Treasury bills	57,298
Listed bonds	92,383
149,681
Current assets
U.S. Treasury bills	163,450
Listed bonds	26,034
Unlisted debt securities	141,189
330,673

The following amounts for debt investments at FVOCI were recognized in profit or loss and other comprehensive income, respectively:

Information about the methods and assumptions used in determining fair value is provided in Note 3. Impairment on debt investments at FVOCI is measured based on expected losses and changes in credit risk and recognized into profit and loss when determined. As of June 30, 2022, no impairment has been recognized on debt investments at FVOCI. All of the financial assets at FVOCI are denominated in USD.

June 30,
2022
RMB’000
Interest income recognized in profit and loss related to debt investments	1,088
Losses recognized in other comprehensive income related to debt investments	(1,311)

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

14. Other Non-Current Assets

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
Deductible value-added tax	18,045	3,323
Prepayments for purchase of non-current assets (i)	341	1,798
Others	420	485
	18,806	5,606

(i)
As of June 30, 2022, the Group had prepayments of approximately RMB 1.8 million, compared to RMB 0.3 million as of December 31, 2021, primarily due to the purchase of laboratory equipment for Connect Suzhou.

15. Other Receivables and Prepayments

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
Prepayment for CRO services	36,879	30,307
Prepaid expenses (i)	3,953	10,078
Deposits (ii)	4,312	4,542
Others	2,111	2,905
	47,255	47,832

(i)
In March 2021 and 2022, the Group made payments to purchase director and officer liability insurance. Such expenses are amortized over 1 year.
(ii)
Deposits held by CRO suppliers are refundable upon the completion of related services.

16. Cash and Cash Equivalents

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
Cash at bank
- USD deposits	1,645,948	688,579
- RMB deposits	57,595	66,012
- Australian Dollar deposits	3,337	3,222
Cash equivalents	-	190,952
	1,706,880	948,765

Cash at banks located in the PRC earns interest at floating rates based on daily bank deposit rates, while deposits in banks outside the PRC are with interest rate of nil for both periods presented.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

16. Cash and Cash Equivalents (continued)

Cash at banks denominated in RMB are deposited with banks in the PRC. The conversion of these RMB-denominated balances into foreign currencies and the remittance of funds out of China are subject to the rules and regulations of foreign exchange control promulgated by the Government of the PRC. As of June 30, 2022, USD 83.4 million of deposits and AU$ 0.7 million of deposits were held in the banks outside the PRC.

Cash equivalents are denominated in USD and are comprised of short-term, highly liquid investments with original maturities of 90 days or less, such as money market funds and other similar investments, that are readily convertible to known amounts of cash are subject to an insignificant risk of changes in value.

17. Share Capital

Upon approval of shareholders of the Company on March 12, 2021, every 1.74 ordinary shares with a par value of USD 0.0001 each in the authorized share capital of the Company (including all issued and unissued shares) were consolidated into one share with a par value of USD 0.000174 each (“Share Consolidation”). After the Share Consolidation, the authorized share capital of the Company is USD 76,560. The authorized share capital of the Company as of June 30, 2022 is USD 76,560. Treasury shares were previously held by Connect Union for the purpose of issuing shares under the 2019 Stock Incentive Plan in 2019 and 2020. All of the Company’s shares held by Connect Union were surrendered to the Company in September 2021. As of both December 31, 2021 and June 30, 2022, there were 2,407,091 treasury shares of the Company. The number of the Company’s ordinary shares outstanding, net of treasury shares, as of December 31, 2021 and June 30, 2022 is 55,076,319 and 55,015,779, respectively. In May 2022, a related party surrendered 60,540 ordinary shares for no consideration. The surrendered shares were cancelled. In relation to the share surrender, the Company did not enter into any agreement or commitment for future consideration or compensation. The movement in the number of ordinary shares outstanding is as follows:

	Number of ordinary shares	Share capital	Share premium	Total
		RMB’000	RMB’000	RMB’000
As of January 1, 2022	57,483,410	66	4,094,434	4,094,500
Shares surrendered and cancelled	(60,540)	-	-	-
Net book value	57,422,870	66	4,094,434	4,094,500

18. Share-based Compensation

2019 Stock Incentive Plan

The Group adopted the 2019 stock incentive plan (“2019 Plan”) and obtained Board’s approval on November 1, 2019, under which the Group may grant various awards such as options, restricted shares or restricted share units to employees, directors, and consultants for services rendered. As of both December 31, 2021 and June 30, 2022, the Group had reserved 2,407,091 ordinary shares under the 2019 Plan.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

18. Share-based Compensation (continued)

2021 Stock Incentive Plan

The Group adopted the 2021 Stock Incentive Plan (“2021 Plan”) effective on the day of effectiveness of the Company’s IPO. Awards granted under the 2021 Plan may be either stock options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), restricted stock awards (“RSA”) or dividend equivalent right (“DER”).

In 2021, the Company granted a total of 2,403,660 options which contain 897,660 options from the 2019 Plan and 1,506,000 options from the 2021 Plan. During the six months ended June 30, 2022, the Company granted 2,833,547 options from the 2021 Plan.

2021 Employee Share Purchase Plan

The Group adopted the 2021 Employee Share Purchase Plan (“2021 ESPP”) and began implementation in May 2022. A total of 600,000 ordinary shares were initially reserved for issuance under the 2021 ESPP.

An offering has been made under the 2021 ESPP starting May 1, 2022 for the Section 423 component of the plan with the following key provisions: each offering period covers a 24-month period with each offering period providing four purchase periods, with implementation of consecutive overlapping offering periods, limitation on the number of shares, reset and look-back provisions, and other restrictions. As of June 30, 2022, no purchases have been made.

Additional Shares Subject to 2021 Plan and 2021 ESPP

During 2022, an additional 2,753,800 shares and 55,076 shares were made available in accordance with the evergreen provisions of the Company’s 2021 Plan and 2021 ESPP, respectively.

The activities of the options outstanding at June 30, 2022 were as follows:

	Number of Options	Weighted Average Exercise Price Per Share Option
Options outstanding as of December 31, 2021	3,748,389
Granted during the six months ended June 30, 2022	2,833,547	USD 3.57
Forfeited during the six months ended June 30, 2022 (i)	(870,559)	USD 10.37
Options outstanding as of June 30, 2022	5,711,377
Options exercisable as of June 30, 2022	1,025,722

The weighted average remaining contractual life of options outstanding as of December 31, 2021 and June 30, 2022 were both 9.2 years, respectively.

(i)
The options were forfeited when the employment terminated.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

18. Share-based Compensation (continued)

Fair value of options granted and ESPP compensation

Based on the fair value of underlying ordinary shares, using public market pricing, the Group used the Binomial option-pricing model to determine the fair value of options as of the grant date. Separately, the Group used the Black-Scholes option-pricing model to determine the fair value of ESPP compensation expense calculation as of the grant date. The amounts withheld from employees’ paychecks totaled RMB 0.2 million (USD 0.03 million), which is recorded in Other payables and accruals within Current liabilities. Key assumptions for the options granted for the periods and ESPP compensation are set forth below:

	Stock Incentive Plan		ESPP
	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB’000	RMB’000	RMB’000
Weighted average exercise price during the period	USD 13.8	USD 3.57	USD 1.86
Grant date share price	USD 4.3~USD 23.3	USD 0.75~USD 4.91	USD 1.86
Risk-free interest rate	1.2%~1.7%	1.9%~3.1%	1.5%~2.7%
Expected volatility	60.5%~62.2%	61.4%~61.8%	51.1%~55.4%
Option life	10 years	10 years	0.5~2.0 years
Expected early exercise multiple	2.2	2.2-2.8	N/A
Dividend yield	Nil	Nil	Nil
Forfeiture rate*	3.0%-9.6%	3.0%-9.6%	0.03
Weighted average fair value of options granted during the period	USD 10.6	USD 2.06	USD 0.71

*Forfeiture rates for executives and directors, and all other employees in the year ended December 31, 2021, were 3.0% and 9.6%, respectively, and were also used for the six month period ending June 30, 2022.

The Company adopted the average volatility of comparable companies as a proxy of the expected volatility of the underlying shares. The volatility of each comparable company was based on the historical daily stock prices for a period with length commensurate to the remaining maturity life of the share options.

Share-based compensation to co-founders

Pursuant to the shareholders agreement, upon achievement of certain R&D milestones, 210,682 ordinary shares were issued to the co-founders during the six months ended June 30, 2021. After the Share Consolidation, these shares became 121,080 ordinary shares.

Based on the anti-dilutive obligation of the Company to issue additional Series C preferred shares, the Company also issued 80,457 Series C preferred shares to the co-founders. After the Share Consolidation, those shares became 46,232 Series C preferred shares.

To determine the fair value of this share-based payment to co-founders, the Group estimated the Company’s equity value using the hybrid method and adopted the allocation model. The fair value of this share-based payment was determined to be USD 0.9 per share before the Share Consolidation (USD 1.57 per share after the Share Consolidation) on the grant date. Key assumptions included risk-free interest rate of 2.5%, expected volatility of 60.0%, dividend yield of nil based on the management’s best estimates.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

18. Share-based Compensation (continued)

Share-based compensation expenses included in the interim condensed consolidated financial statements of loss for the six months ended June 30, 2021 and 2022 was as follows:

	Six Months Ended June 30,
	2021	2022
	RMB’000	RMB’000
Research and development expenses (Note 6)	8,529	12,778
Administrative expenses (Note 6)	10,894	15,116
	19,423	27,894

19. Other Payables and Accruals

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
Construction payables	16,576	16,900
Accrued professional service fee	2,318	4,621
Payroll and welfare payables	11,384	10,117
Others	2,562	3,803
	32,840	35,441

20. Financial Instruments with Preferred Rights

The Group has completed a series of financings by issuing preferred shares with the following details:

After the Share Consolidation, the above number of preferred shares were changed to 24,745,572 and together with 46,232 preferred shares as disclosed in the Note 17, the Company's issued and outstanding preferred shares were 24,791,804 prior to March 23, 2021. Upon completion of the IPO, such preferred shares were converted to ordinary shares on a one-for-one basis.

Date of subscription	Round	Number of preferred shares	Subscription consideration
			RMB’000
March 3, 2016	Series Pre-A	3,109,000	33,110
January 3, 2017	Series A	8,471,200	137,868
December 20, 2018	Series B	10,127,579	379,148
August 21, 2020 / December 1, 2020	Series C	21,349,537	923,247
		43,057,316	1,473,373

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

20. Financial Instruments with Preferred Rights (continued)

Movements of financial instruments with preferred rights during the six months ended June 30, 2021 were as follows:

Fair Value
RMB’000
As of January 1, 2021	2,071,508
Change in fair value recognized in profit or loss	674,269
Change in fair value due to foreign currency translation recognized in OCI	(2,152)
Converted to ordinary shares upon IPO	(2,743,625)
As of June 30, 2021	-

The Group first determined the equity value and then allocated the equity value to each element of the Group’s capital structure using either option-pricing model or a hybrid method.

Key valuation assumptions used to determine the fair value of the financial instruments with preferred rights for the six months ended June 30, 2021 were as follows:

Discount for lack of marketability	23.9% ~ 25.8%
Expected volatility	68.0% ~ 75.2%
Risk-Free interest rate	0.1% ~ 0.2%

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

21. Cash flow information

Cash used in operations

		Six Months Ended June 30,
	Notes	2021	2022
		RMB’000	RMB’000
Loss before income tax		(942,481)	(400,544)
Adjustments for:
Finance income - net		(158)	(1,236)
Investment income from investments at fair value through profit and loss and wealth management products	8	(138)	(526)
Amortization of intangible assets		15	31
Depreciation of property, plant and equipment	11	1,044	2,309
Depreciation of rights-of-use assets	12	373	918
Share-based compensation expenses	18	19,423	27,894
Net foreign exchange differences	8	741	(7,762)
Fair value changes of financial instruments with preferred rights	20	674,269	-
Loss on disposal of property, plant and equipment		153	4
Changes in working capital
Other receivables and prepayments		(42,522)	(1,541)
Other non-current assets		(3,059)	13,200
Other payables and accruals		(1,628)	2,807
Trade payables		41,032	21,783
Net cash used in operations		(252,936)	(342,663)

22. Commitments

As of June 30, 2022, the Group had no capital commitments. Capital commitments as of December 31, 2021 totaled RMB 146.9 million, which were primarily in conjunction with the construction of its campus in Taicang in the PRC.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

23. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control or exercise significant influence over the other party. Parties are also considered to be related if they are subject to common control. Members of key management of the Group and their close family members are also considered as related parties.

The following is a summary of significant transactions and balances with members of key management during the six months ended June 30, 2021 and 2022 and at each period end.

On May 27, 2022, a related party surrendered 60,540 shares to the Company for no consideration. The surrendered shares were cancelled. In relation to the share surrender, the Company did not enter into any agreement or commitment for future consideration or compensation.

Key management personnel compensation:

	Six Months Ended June 30,
	2021	2022
	RMB’000	RMB’000
Wages, salaries and bonuses	8,422	11,287
Share-based compensation expenses (i)	13,200	861
Contributions to defined contribution plan	-	118
Welfare, housing funds and other	182	117

(i)
For the six months ended June 30, 2022, the share-based compensation expenses reflect a credit of RMB 4.4 million from forfeitures of unvested stock options from one employee departure.

24. Events After the Reporting Period

Grant of stock options under 2021 stock incentive plan

On July 26, 2022, 22,000 options were granted to certain newly hired employees and a consultant. The weighted-average exercise price was USD 0.84 per share.

On August 26, 2022, 12,000 options were granted to a certain newly hired employee. The weighted-average exercise price was USD 1.43 per share.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included in this Form 6-K and our Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2021 contained in our Annual Report on Form 20-F for the year ended December 31, 2021. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Our consolidated financial statements are presented in Renminbi, or RMB. For the convenience of the reader, we have translated information in the tables below presented in RMB into U.S. dollars at the rate of RMB6.7114 to USD1.00, the exchange rate set forth in the China Foreign Exchange Trade System on June 30, 2022. These translations should not be considered representations that any such amounts have been, could have been, or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Unless otherwise indicated or the context otherwise requires, all references in this section to the terms “ Company,” “we,” “ us,” “ our,” “ our company” and “ Connect Biopharma” refer to Connect Biopharma Holdings Limited, together with our direct and indirect wholly owned subsidiaries.

The Company cautions that statements included in this report that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “look forward,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the timing of achieving any development or regulatory milestones, and the potential of such product candidates, including to achieve any benefit or profile or any product approval. The inclusion of forward-looking statements shall not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ from those set forth in this report due to the risks and uncertainties inherent in the Connect Biopharma business and other risks described in the Company's filings with the SEC, including the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2022, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma's filings with the SEC which are available from the SEC’s website (www.sec.gov) and on Connect Biopharma’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

Overview

We are a global clinical-stage biopharmaceutical company developing therapies for the treatment of T cell-driven inflammatory diseases. Our core expertise is in the use of functional cellular assays with T cells to screen and discover potent product candidates against immune targets. Our two most advanced clinical-stage programs include highly differentiated product candidates against validated targets. Our lead product candidate, CBP-201, is an antibody designed to target IL-4Rα, which is a validated target for the treatment of inflammatory diseases such as atopic dermatitis (“AD”) and asthma. The estimated global market for AD was approximately USD 7.6 billion in 2021 and is expected to grow to USD 12.1 billion by 2025, a CAGR of 12.4%. We have completed a global Phase 2b clinical trial evaluating CBP-201 in adult patients with moderate-to-severe AD in 2021 and have completed enrollment of a pivotal China study in patients with AD in the first half of 2022. We are also continuing to enroll patients in our global Phase 2 clinical trial in adults with moderate-to-severe persistent asthma. Furthermore, we are developing CBP-307, a modulator of a T cell receptor known as sphingosine 1-phosphate receptor 1, or S1P1, for the treatment of ulcerative colitis (“UC”) and completed the induction phase of a global Phase 2 trial in UC in the first half of 2022.

Since our inception, we have devoted our resources to developing a differentiated drug discovery approach based on our deep understanding of the immune system and conducting preclinical studies and clinical trials, as well as protecting our intellectual property estate comprising multiple patent families and know-how. Additionally, we have applied resources to business planning and capital raising to develop a pipeline of product candidates. We have funded our operations primarily through equity financing. On March 23, 2021, we completed our initial public offering (“IPO”) for a total cash consideration of approximately USD 219.9 million (before netting underwriting discounts, commissions and listing expenses of USD 15.4 million based on the exchange rate as of the date of the IPO). Proceeds from the IPO were collected in USD. As of June 30, 2022, we had a balance of approximately RMB 1,429.1 million (USD 212.9 million) in cash, cash equivalents, short-term and long-term investments, comprising of RMB 1,279.4 million (USD 190.6 million) in cash, cash equivalents, and short-term investments and RMB 149.7 million (USD 22.3 million) in long-term investments.

As a research intensive, innovation-focused entity, we have incurred losses and experienced negative operating cash flows since our inception. Our net losses were approximately RMB 942.5 million and approximately RMB 401.3 million (USD 59.8 million) for the six months ended June 30, 2021 and 2022, respectively. As of June 30, 2022, we had an accumulated deficit of approximately RMB 2.8 billion (USD 414.0 million). We expect to continue to incur significant expenses and operating losses for the foreseeable future as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities, build our facilities, increase our production capacity, and seek regulatory approvals for our product candidates, as well as hire additional personnel, obtain and protect our intellectual property and incur additional costs for commercialization or to expand our pipeline of product candidates.

As our product candidates move further into clinical development stages, we may receive milestone and other payments from third parties with whom we may choose to collaborate. In addition, we also expect to receive revenues from product commercialization if we obtain regulatory approval for any of our product candidates. However, even with these sources of revenue and income, we may continue to experience losses and negative operating cash flows. We believe that our existing cash, cash equivalents, and short-term investments noted above will be sufficient to meet our anticipated daily operation needs and capital expenditure requirements for at least the next 12 months.

Program and Business Updates

First Half 2022 Highlights

•
Announced the top-line data from a global Phase 2b clinical trial evaluating CBP-201 in patients with moderate-to-severe AD, where CBP-201 met all primary and key secondary efficacy endpoints, with favorable safety data.
•
Completed enrollment in a China pivotal study evaluating CBP-201 in patients with moderate-to-severe AD.
•
Completed an end of Phase 2 meetings with the U.S. Food and Drug Administration (FDA) to facilitate plans for the upcoming initiation of a global Phase 3 clinical program to evaluate CBP-201 in patients with moderate-to-severe AD.
•
Completed enrollment in a first-in-human Phase 1 clinical trial evaluating CBP-174 in healthy volunteers. The Company reported the top-line results last month.
•
Announced the top-line data from a global Phase 2 clinical trial evaluating CBP-307 in patients with UC, in which a key secondary efficiency endpoint of Clinical Remission in Adapted Mayo score was met.
•
Appointed Dr. Chin Lee Chief Medical Officer. Dr. Lee’s career includes key roles at Theravance, Genentech, Eli Lilly and Abbott.

Key Components of Our Results of Operations

Revenue

We do not currently have any approved products. Accordingly, we have not generated any revenue and do not expect to do so unless we obtain regulatory approval and commercialize any of our product candidates or until we receive revenues from collaborations or other arrangements with third parties, neither of which may occur.

Operating Expenses

Research and Development Expenses

Research and development expenses are primarily related to preclinical and clinical development of our product candidates and discovery efforts. Elements of research and development expenses primarily include (1) expenses related to preclinical testing of our technologies under development and clinical trials such as payments to research organizations, investigators and clinical trial sites that conduct the clinical studies, (2) consultant services related to the design of clinical trials and data analysis, (3) payroll and other related expenses of personnel engaged in research and development activities, (4) expenses to develop our product candidates, including raw materials and supplies, product testing, depreciation, and facility-related expenses, and (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses.

The majority of our third-party expenses have been related to the development of CBP-201 and CBP-307. During the six months ended June 30, 2021 and 2022, we spent RMB 168.2 million and RMB 254.9 million (USD 38.0 million), respectively, in clinical trial related expenses relating to CBP-201, as well as RMB 40.6 million and RMB 60.1 million (USD 8.9 million), respectively, in clinical trial related expenses relating to CBP-307. We deploy our personnel and facility-related resources across all of our research and development activities. We have substantially increased our research and development expenditures as we continue the development of our product candidates and conduct discovery and research activities for our preclinical programs. Product candidates in a later stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials. We expect that our research and development costs will continue to increase as we conduct new and ongoing preclinical studies and clinical trials and manufacture our product candidates.

We cannot determine with certainty the timing of initiation, duration, or completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Preclinical and clinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which product candidates to pursue, as well as how much funding is needed to direct to each product candidate on an ongoing basis in response to the results of preclinical studies and clinical trials, regulatory developments and our assessments as to each product candidate’s commercial potential. It is likely that we will need to raise additional capital in the future for commercialization of our products, assuming that we obtain regulatory approval. Our clinical development costs are highly uncertain and may vary significantly based on factors such as:

•
per patient trial costs;
•
the number of trials required for approval;
•
the number of sites included in the trials;
•
the countries in which the trials are conducted;
•
the length of time required to enroll eligible patients;
•
the number of patients that participate in the trials;
•
the drop-out or discontinuation rates of patients;
•
potential additional safety monitoring requested by regulatory agencies;

•
the duration of patient participation in the trials and follow-up;
•
the cost and timing of manufacturing our product candidates;
•
the phase of development of our product candidates; and
•
the efficacy and safety profile of our product candidates.

Any of these variables with respect to the development of our product candidates or any other future candidate that we may develop could result in a significant change in the costs and timing associated with their development. For example, if the FDA, the PRC National Medical Products Administration, or another regulatory authority were to require us to conduct preclinical studies and clinical trials beyond those we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs. We may never succeed in obtaining regulatory approval for any of our product candidates.

Administrative Expenses

Administrative expenses primarily include payroll and related expenses for employees involved in general corporate functions including finance, legal and human resources, rental and depreciation expenses related to facilities and equipment used by these functions, professional service expenses, insurance, and other general corporate related expenses.

We expect that administrative expenses will increase due to headcount increases and professional fees, including audit, legal, regulatory and tax-related services, associated with maintaining compliance with Nasdaq listing and SEC requirements, director and officer insurance premiums, and investor relations costs associated with operating as a public company.

Other Income

Other income consists of government grants received by us. Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and that we will comply with all requirements. Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Other Gains/(Losses)—Net

Other gains or losses consist of the foreign exchange gains and losses resulting from the settlement of foreign exchange transactions, most of which were denominated in U.S. dollars for the subsidiaries that have functional currency in RMB, and realized gains or losses from investments and wealth management products. Non-operating income/(loss) is recorded in other gains/(losses).

Finance Income

Finance income is comprised primarily of interest income earned from bank and term deposits that are held for cash management purposes and the interest income from investments recorded at fair value through other comprehensive income.

Finance Cost

Finance cost is mainly comprised of issuance costs for our financial instruments with preferred rights and interests for lease liabilities.

Fair Value Loss of Financial Instruments with Preferred Rights

The fair value of financial instruments with preferred rights that are not traded in an active market is determined using valuation techniques. We determine the equity value and then allocated the equity value to each element of our capital structure using either an option pricing back-solve method, or OPM, or a hybrid method, which employs the concepts of the OPM and the probability-weighted expected return method, or PWERM, that merged into a single framework. The fair value difference is accounted for as fair value loss of financial instruments with preferred rights within the consolidated statements of loss. Our financial instruments with preferred rights were converted into our ordinary shares upon our IPO.

Income Taxes

Income tax expense is recognized based on the income tax rates in the following main tax jurisdictions where we operate.

(a) Cayman Islands

We are incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. Accordingly, we are exempted from Cayman Islands income tax.

(b) Hong Kong

Hong Kong profits tax rate has been 16.5% since April 1, 2018 when the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$ 2 million and 16.5% for any incremental assessable profits. No Hong Kong profit tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the six months ended June 30, 2021 or 2022.

(c) United States

Our subsidiary, Connect Biopharm LLC (“Connect US”), is incorporated in the United States and is a disregarded entity wholly owned by Suzhou Connect Biopharma Co., Ltd. (“Connect SZ”). Connect SZ (before September 2018) and then subsequently by Connect Biopharma HongKong Limited (“Connect HK”), from a tax perspective. During the six months ended June 30, 2021 and 2022, from a U.S. tax perspective, Connect HK is subject to U.S. federal corporate income tax at a rate of 21% and to state income tax in California at a rate of 8.84%, to the extent the income is apportionable to Connect US. Income tax expense recorded for the six months ended June 30, 2022 for taxable income generated by Connect US was USD $0.1 million. No provision for income taxes was made for the six months ended June 30, 2021 as Connect US had no taxable income for that period.

(d) Australia

Our subsidiary, Biopharma Australia PTY LTD (“Connect AU”), is incorporated in Australia. Companies registered in Australia are subject to Australian profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Australian tax laws. The applicable tax rate in Australia is 30%. Connect AU had no taxable income for the six months ended June 30, 2021 or 2022, therefore, no provision for income taxes has been provided.

(e) People’s Republic of China (PRC)

Provision for PRC corporate income tax is calculated based on the statutory income tax rate of 25% on the assessable income of our respective subsidiaries in the PRC in accordance with relevant PRC enterprise income tax rules and regulations. No provision for PRC corporate income tax has been made for the six months ended June 30, 2021 or 2022 as we did not have any assessable profit for the year ended December 31, 2021 and do not expect any assessable profit for the year ending December 31, 2022.

Results of Operations

Comparison of the Six Months Ended June 30, 2021 and 2022

The following table summarizes key components of our results of operations:

	Six Months Ended June 30,
	2021	2022	2022	Change
	RMB’000	RMB’000	USD’000 (1)	RMB’000

Research and development expenses	(217,806)	(340,775)	(50,776)	(122,969)
Administrative expenses	(47,965)	(71,830)	(10,703)	(23,865)
Other income	5,041	1,584	236	(3,457)
Other (losses)/gains-net	(7,640)	9,241	1,378	16,881
Operating loss	(268,370)	(401,780)	(59,865)	(133,410)

Finance income	180	1,294	193	1,114
Finance cost	(22)	(58)	(9)	(36)
Finance income - net	158	1,236	184	1,078
Fair value loss of financial instruments with preferred rights	(674,269)	-	-	674,269
Loss before income tax	(942,481)	(400,544)	(59,681)	541,937
Income tax	-	(737)	(110)	(737)
Loss for the year	(942,481)	(401,281)	(59,791)	541,200

(1) USD 1.00 = RMB 6.7114.

Research and Development Expenses

Research and development expenses increased from RMB 217.8 million to RMB 340.8 million (USD 50.8 million) for the six months ended June 30, 2022 compared to that of the same period in 2021. This increase was driven primarily by increased clinical trials and drug manufacturing expenses and personnel expenses. Clinical trials and drug manufacturing expenses increased from RMB 189.1 million to RMB 287.9 million (USD 42.9 million) as the Company completed its CBP-201 global Phase 2b clinical program and continued its China pivotal study, both in patients with moderate to severe AD, continued its ongoing CBP-201 global Phase 2 program in patients with moderate to severe persistent asthma, continued its CBP-307 global Phase 2 program in patients with UC, as well as continued its CBP-201 global Phase 2 program for patients with Chronic Rhinosinusitis with Nasal Polyps (CRSwNP) prior to its termination earlier in the year due to enrollment difficulties. Personnel expense increased from RMB 15.6 million to RMB 32.7 million (USD 4.9 million) because of the increase in the number of clinical operations and development, drug manufacturing, and other research and development employees.

Administrative Expenses

Administrative expenses increased from RMB 48.0 million to RMB 71.8 million (USD 10.7 million) for the six months ended June 30, 2022, compared to that of the same period in 2021. The increase in administrative expenses during the six months ended June 30, 2022 was primarily due to (i) RMB 13.6 million (USD 2.0 million) increase in personnel related compensation costs due to the expansion of headcount to support our business operations, (ii) RMB 4.2 million (USD 0.6 million) increase in stock-based compensation expense, and (iii) RMB 3.5 million (USD 0.5 million) increase in general corporate expenses including professional fees, director and officer insurance expenses and recruiting fees.

Other Income

Other income decreased from RMB 5.0 million to RMB 1.6 million (USD 0.2 million) for the six months ended June 30, 2022, compared to that of the same period in 2021. For the six months ended June 30, 2022, the amount consists of RMB 1.3million (USD 0.2 million) of a Chinese government subsidy for research and development spending and RMB 0.2 million (USD 0.03 million) from the amortization of prior government grants. For the six months ended June 30, 2021, the Company received a one-off award of RMB 5.0 million (USD 0.8 million) from a Chinese local government for our successful IPO listing.

Other Gains/(Losses)—Net

We recorded other gains/(losses)-net of RMB 9.2 million (USD 1.4 million) for the six months ended June 30, 2022 compared to a net loss of RMB 7.6 million recorded on June 30, 2021. The other gains during 2022 consists of RMB 7.8 million (USD 1.2 million) from foreign exchange gains, RMB 0.6 million (USD 0.1 million) from realized gains from our investment portfolio, RMB 0.1 million (USD 0.01 million) from investment gains in wealth management products, and RMB 1.0 million (USD 0.1 million) from insurance recovery. The loss during 2021 primarily resulted from losses arising from a cybersecurity attack experienced in May 2021.

Finance Income

The increase in finance income from RMB 0.2 million to RMB 1.3 million (USD 0.2 million) for the six months ended June 30, 2022 is mainly from the interest income from investments recorded at fair value through other comprehensive income.

Fair Value Loss of Financial Instruments with Preferred Rights

Fair value loss of financial instruments with preferred rights decreased from RMB 674.3 million to zero for the six months ended June 30, 2022, compared to that of the same period in 2021. The decrease was mainly due to the conversion of the financial instruments with preferred rights into our ordinary shares as of the date of IPO on a one-to-one basis during the six months ended June 30, 2021.

Right-of-use Assets

The balance of right-of-use assets increased from RMB 22.9 million to RMB 25.4 million (USD 3.8 million) primarily due to the lease for additional office space for RMB 4.0 million, offset by depreciation of RMB 1.5 million.

Cash and Cash Equivalents

The balance of cash and cash equivalents decreased from RMB 1,706.9 million to RMB 948.8 million (USD 141.4 million). The decrease was mainly due to the cash used in operations, purchase of property, plant and equipment, and to purchase financial assets at fair value through other comprehensive income.

Ordinary Shares

Upon approval of our shareholders and in connection with our IPO, every 1.74 ordinary shares were consolidated into one ordinary share.

Liquidity and Capital Resources

Overview

We are a clinical development stage company that has generated no revenues and are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of June 30, 2022, we had an accumulated deficit of RMB 2.8 billion (USD 414.1 million), and we expect to continue to incur significant losses for the foreseeable future. As of June 30, 2022, we had cash and cash equivalents, short-term and long-term investments of approximately RMB 1,429.1 million (USD 212.9 million), comprising of RMB 1,279.4 million (USD 190.6 million) in cash, cash equivalents, and short-term investments and RMB149.7 million (USD 22.3 million) in long-term investments. The principal sources of funding have historically been continuous cash contributions from equity, including our IPO that we completed in the first half of 2021 for total cash consideration of USD 219.9 million based on the exchange rate as of the date of the IPO. We believe, based on our current operating plan and expected expenditures, that our existing cash, cash equivalents, and short-term investments will be sufficient to meet our anticipated cash and capital expenditure requirements for at least the next 12 months and meet the requirements of a going concern.

Cash Flows for the Six Months Ended June 30, 2021 and 2022

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,
	2021	2022	2022
	RMB’000	RMB’000	USD’000 (1)
Cash Flow Data
Net cash used in operating activities	(252,756)	(342,457)	(51,026)
Net cash used in investing activities	(32,555)	(491,331)	(73,208)
Net cash generated from financing activities	1,317,342	228	34
Net increase / (decrease) in cash and cash equivalents	1,032,031	(833,560)	(124,200)

(1) USD 1.00 = RMB 6.7114.

Operating Activities

During the six months ended June 30, 2022, net cash used in operating activities was RMB 342.5 million (USD 51.0 million), primarily due to our net loss of RMB 401.3 million (USD 59.8 million), offset by adjustments of RMB 21.7 million (USD 3.2 million) and positive working capital change in our operating assets and liabilities of RMB 36.4 million (USD 5.4 million). The adjustments consisted primarily of the investment income from investments and wealth management products of RMB 1.6 million (USD 0.2 million), share-based compensation expense of RMB 27.8 million (USD 4.1 million), the net foreign exchange gain of RMB 7.8 million (USD 1.2 million), and depreciation and amortization expense of RMB 3.3 million (USD 0.5 million). The positive working capital change in operating assets and liabilities was primarily due to a decrease in other non-current assets of RMB 13.2 million (USD 2.0 million) reflecting the collection of deductible value-added tax (“VAT”) receivable, an increase in other payables and accruals of RMB 2.6 million (USD 0.4 million), and an increase in trade payables of RMB 21.9 million (USD 3.3 million) due to timing of payments on outstanding payables and increases in research and development activities related to clinical trials for CBP-307 and CBP-201. These were offset by an increase in other receivables and prepayments of RMB 1.3 million (USD 0.2 million) driven by prepayments to the clinical trials related vendors for CBP-307 and CBP-201 and preparation for the production of CBP-201 to be used in future clinical trials.

During the six months ended June 30, 2021, net cash used in operating activities was RMB 252.8 million, primarily due to our net loss of RMB 942.5 million, offset by adjustments of RMB 695.8 million and negative working capital change in our operating assets and liabilities of RMB 6.2 million The adjustments consisted primarily of the fair value changes of financial instruments with preferred rights of RMB 674.3 million, share-based compensation expense of RMB 19.4 million, the net foreign exchange loss of RMB 0.7 million, and depreciation and amortization expense of RMB 1.4 million. The negative working capital change in operating assets and liabilities was primarily due to an increase in other receivables and prepayments of RMB 42.5 million driven by prepayments to the clinical trials related vendors for CBP-307 and CBP-201 and preparation for the production of CBP-201 to be used in future clinical trials, an increase in other non-current assets of RMB 3.1 million due to higher deductible VAT, balances which can offset against future VAT payables and a decrease in other payables and accruals of RMB 1.6 million. These were offset by an increase in trade payables of RMB 41.0 million due to timing of payments on outstanding payables, including IPO expenses, and increases in research and development activities related to clinical trials for CBP-307 and CBP-201.

Investing Activities

During the six months ended June 30, 2022, net cash used in investing activities of RMB 491.3 million (USD 73.2 million) was primarily related to the purchase of financial assets of RMB 521.2 million (USD 77.7 million), the purchase of property, plant and equipment of RMB 11.3 million (USD 1.7 million), offset by the proceeds from the disposal of financial assets of RMB 41.1 million (USD 6.1 million).

During the six months ended June 30, 2021, net cash used in investing activities of RMB 32.6 million was primarily related to the purchase of financial assets of RMB 42.5 million, the purchase of property, plant and equipment of RMB 23.5 million, and the prepayment of land lease payments of RMB 22.3 million, offset by the proceeds from the disposal of financial assets of RMB 55.7 million.

Financing Activities

During the six months ended June 30, 2022, net cash generated from financing activities was RMB 0.2 million (USD 0.03 million), primarily resulting from the proceeds received from the exercise of stock options offset by payments made for lease liabilities.

During the six months ended June 30, 2021, net cash generated from financing activities was RMB 1,317.3 million, primarily resulting from the proceeds of RMB 1,431.8 million from the IPO, partially offset by the payments in relation to listing expenses of RMB 111.4 million, the payments in relation to share repurchase of RMB 2.5 million, and the principal payments of lease liabilities of RMB 0.5 million.

Exhibit Index

Exhibit No.	Description

99.1	Press Release Dated September 13, 2022
101.INS†	Inline XBRL Instance Document
101.SCH†	Inline XBRL Taxonomy Extension Schema Document
101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF†	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

† Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 13, 2022	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
Name: Steven Chan
Title: Chief Financial Officer